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SEC FILE NUMBER
8- 50526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deerfield Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Main Street
(No. and Street)

Sherborn	MA	01770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Frieling — 508-647-0081
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Co., P.C.
(Name — *if individual, state last, first, middle name*)

29 South Main Street	West Hartford	CT	06107
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VR 3-18-02

OATH OR AFFIRMATION

I, John Frieling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deerfield Partners, LLC, as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEERFIELD PARTNERS, LLC

DECEMBER 31, 2001

Blum Shapiro

DEERFIELD PARTNERS, LLC

CONTENTS

Blum Shapiro

Certified Public Accountants and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Deerfield Partners, LLC
Sherborn, Massachusetts

Report of Independent Accountants

We have audited the accompanying statement of financial condition of Deerfield Partners, LLC, as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deerfield Partners, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 13, 2002

DEERFIELD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 11,434
Accounts Receivable	
Management fees receivable	63,145
Related parties	141,875
Members	5,000
Other	5,000
Notes Receivable	102,588
Investments	
Related party	19,321
Other	2,409,546
Total Assets	$ 2,757,909

LIABILITIES AND MEMBERS' EQUITY

Members' Equity	$ 2,757,909
Total Liabilities and Members' Equity	$ 2,757,909

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Investment banking fees	$ 847,042
Unrealized gain on investments	1,174,414
Interest income	23,142
Total revenues	2,044,598
Expenses	
Management fees	413,424
Floor brokerage, exchange and clearance fees	8,560
Bad debt expense	33,667
Other expenses	31,231
Total expenses	486,882
Net Income	$ 1,557,716

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - Beginning of Year	$ 1,198,193
Contributions	2,000
Net Income	1,557,716
Balance - End of Year	$ 2,757,909

The accompanying notes are an integral part of the financial statements

DEERFIELD PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities	
Net income	$ 1,557,716
Adjustments to reconcile net income to net cash used in operating activities:	
Bad debt expense	33,667
(Increase) decrease in operating assets:	
Accounts receivable - related parties	(14,460)
Notes receivable	(5,960)
Investments - related party	483
Investments - other	(1,549,844)
Increase (decrease) in operating liabilities:	
Accounts payable	(17,262)
Loan payable	(7,435)
Net cash used in operating activities	(3,095)
Cash Flows from Investing Activities	
Members' contributions	2,000
Net cash provided by investing activities	2,000
Net Decrease in Cash and Cash Equivalents	(1,095)
Cash and Cash Equivalents - Beginning of Year	12,529
Cash and Cash Equivalents - End of Year	$ 11,434

The accompanying notes are an integral part of the financial statements

Note 1 - **Summary of Significant Accounting Policies:**

Organization - Deerfield Partners, LLC (the Company) was formed during July 1997 as a limited liability company under the laws of the Commonwealth of Massachusetts. As such, the owners (the Members) are not liable for the debts of the Company.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of individual and institutional investors. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Investment Banking - Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Members' respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal or state income taxes.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company invests in money market accounts, which are considered to be cash equivalents. At December 31, 2001, the balance in the money market account was $10,816.

Investments - Investments traded on a public market are valued at quoted market prices at the end of the period. Investment securities not readily marketable are valued at fair value as determined by management.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant estimates have been made by management relating to investments not readily marketable.

Note 2 - **Trading Activities:**

The Company's trading activities include providing securities brokerage and investment advisory services to both affiliated company and third-party clients. The Company takes selective proprietary positions based on expectations of future market movements and conditions.

The Company is exposed to market risk on the various investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company also purchases, sells and underwrites securities that are not readily marketable. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in and underwriting securities that are readily marketable. At December 31, 2001, the Company's exposure to credit risk associated with nonmarketable securities amounted to $2,422,576.

Note 3 - **Net Capital:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital and minimum net capital requirements of $16,810 and $5,000, respectively, on December 31, 2001. The Company's net capital ratio was 0.00 to 1 at December 31, 2001. The net capital rules may effectively restrict the payment of cash dividends should the net capital ratio exceed 10 to 1.

Note 4 - **Related Party Transactions:**

The Company pays management fees to Deerfield Management, Inc., which is owned by the two managing members of the Company. Management fee expense for the year ended December 31, 2001, was $413,424. At December 31, 2001, $-0- was due from Deerfield Management, Inc.

The Company is a general partner in Deerfield Capital, L.P., of which the two managing members of the Company are limited partners. The Company provides management services to Deerfield Capital, L.P. For the year ended December 31, 2001 investment banking fee income amounted to $847,042. At December 31, 2001, $141,875 was due from Deerfield Capital, L.P., and is included in due from related parties on the statement of financial condition. The investment in Deerfield Capital, L. P., was $19,804 at December 31, 2001.

As of December 31, 2001, notes receivable in the amount of $5,000 were due from members of the Company.

Certified Public Accountants
and Business Consultants

Blum
Shapiro

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Deerfield Partners, LLC
Sherborn, Massachusetts

Report of Independent Accountants on Supplementary Information

We have audited the accompanying financial statements of Deerfield Partners, LLC, as of and for the year ended December 31, 2001, and have issued our report thereon, dated February 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro & Company, P.C.

February 13, 2002

DEERFIELD PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2001

Net Capital	
Total members' equity from statement of financial condition	$ 2,757,909
Less nonallowable assets:	
Investments not readily marketable	2,422,093
Other assets	317,608
Total nonallowable assets	2,739,701
Net capital before haircuts on securities	18,208
Haircuts on securities:	
Trading and investment securities	915
Net Capital	$ 17,293
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1,000%	$ 17,293
Ratio: Aggregate indebtedness to net capital	0.00 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001.

Blum
Shapiro

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Phone: 860 561 4000
Fax: 860 521 9241
www.bshapiro.com

Members
Deerfield Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of Deerfield Partners, LLC, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not limited to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 13, 2002